

July 20, 2012

Via E-mail
Shudong Xia
Chairman, President, Chief Executive Officer and Secretary
China TransInfo Technology Corp.
9th Floor, Vision Building
No. 39 Xueyuanlu, Haidian District
Beijing, China 100191

> **Re:** **China TransInfo Technology Corp.**
> **Schedule 13E-3**
> **Filed June 26, 2012 by China TransInfo Technology Corp., TransCloud**
> **Company Limited, TransCloud Acquisition Inc., Shudong**
> **Investments Limited, Karmen Investment Holdings Limited, SAIF**
> **Partners III, L.P., SAIF Partners IV, L.P., Shudong Xia, Danxia**
> **Huang, and Shufeng Xia**
> **File No. 005-79105**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 26, 2012**
> **File No. 001-34134**

Dear Mr. Xia:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

Introduction, page 1

1. In the penultimate paragraph of this section you state that "No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person." This language is inconsistent with the public disclosure otherwise made

in the filing because each Filing Party has signed the Schedule 13E-3. Please remove this disclaimer.

2.   The identification of a filing person on Schedule 13E-3 renders the disclaimer in the final paragraph of this section inappropriate. Please revise.

Preliminary Proxy Statement on Schedule 14A

General

3.   You indicate that the proxy statement is available on a specified publicly-accessible Web site other than the Commission's EDGAR Web site. Please confirm that you will provide record holders with a notice informing them that the materials are available and explaining how to access those materials. See Exchange Act Rule 14a-16.

Cover Page

4.   We note your disclosure that the special committee determined that the proposed merger agreement and the related transactions are fair to and in the best interests of the company's unaffiliated stockholders, defined as all security holders other than Parent, Merger Sub and their affiliates, and the Rollover Holders. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A. Note also that the staff views officers and directors of the issuer as affiliates of that issuer. Please revise, as necessary, disclosure by all filing persons that rely on this defined term as well as the disclosure under the caption "Opinion of William Blair."

Summary Term Sheet, page 1

5.   Revise the section captioned "Alternative Takeover Proposals" here and on page 65 to describe any developments through the date of your next filing.

Questions and Answer, page 11

6.   Please consider consolidating this section and the Summary Term Sheet to avoid duplication and highlight the most material terms of the proposed transaction.

7.   It appears, based on the first question and answer on page 13, that approval by a majority of the company's shares of common stock is assured as a result of the voting agreements entered into by the rollover stockholders and by the intentions of the remaining directors and executive officers. If true, please state so here.

Special Factors Relating to the Merger

Background of the Merger, page 18

8.   Refer to the fourth paragraph on page 19. Please clarify why Mr. Xia met with SAIF III to discuss the transaction.

9.   Refer to the fifth paragraph on page 19. Please tell us whether Houlihan produced any reports as described in Item 1015 of Regulation M-A. If so, please include all disclosure required by Item 1015 of Regulation M-A.

10.   Refer to the first paragraph on page 20. Please disclose how the special committee members were selected.

11.   In the first paragraph on page 21, please provide a discussion of the commercial issues discussed.

12.   Please expand the disclosure in the fifth and sixth paragraphs to provide more detail regarding the discussion with William Blair.

13.   Please revise the final paragraph on page 21 to provide a description of the "potential strategic alternatives" and why they were not pursued further.

14.   Also referring to the April 20, 2012 entry, please revise your disclosure to explain why the special committee did not engage in any negotiation with Mr. Xia between the hiring of its advisors (March 9 and 13) and April 20.

15.   In the third paragraph on page 22, please disclose the amount of the requested increase in consideration.

16.   Refer to the fourth paragraph on page 22. Please clarify why Mr. Xia approached these particular individuals to join the buyer group. Also describe any discussions and negotiations among these individuals. Finally, disclose whether the special committee made any effort to limit Mr. Xia in forming his buyer group. In this respect, disclose whether the special committee considered such a limitation in order to expand the pool of potential buyers of the company.

17.   Refer to the fifth paragraph on page 22. Please explain why William Blair proposed a $5.80 per share price instead of requesting Mr. Xia to offer a higher price. Also, disclose the basis upon which William Blair and the special committee determined that $5.80 per share was an acceptable price and describe any discussions that led the special committee and William Blair to reach this determination.

Shudong Xia
China TransInfo Technology Corp.
July 20, 2012
Page 4

18.   Refer to the seventh paragraph on page 22. Please revise this paragraph and all other
      paragraphs, as applicable, to describe the revisions made to the transaction
      documentation instead of simply referring to a "revised draft." Similarly, describe any
      "key issues," "other legal terms of the merger agreement" and "extensive negotiations" in
      detail.

19.   Refer to the first paragraph on page 23. Please revise to explain why Mr. Xia proposed
      that there be no market check before signing the agreement. Also, explain why the
      special committee agreed to this term.

20.   Refer to the last paragraph on page 23. Please revise to disclose whether any members of
      the board recused themselves or abstained from voting on the resolutions approving the
      merger agreement and related documents.

Recommendation of Our Board of Directors and Special Committee; Reasons for
Recommending the Approval of the Merger Agreement; Fairness of Merger, page 25

21.   Refer to the first "supportive" bullet point on page 25. Please explain what about the
      company's "business, financial condition, results of operations, prospects and
      competitive position" the board found supportive of its fairness determination.

22.   In the same bullet point on page 25, please disclose the alternatives available that you
      considered and how each impacted the committee's determination.

23.   Please disclose "management's view of [your] financial condition, results of operations,
      business, prospects and competitive position" in the second supportive bullet point on
      page 25.

24.   You disclose in the penultimate bullet point on page 25 that the special committee and
      board of directors considered historical market prices. Some of the historical prices you
      disclose on page 77 are greater than the per share merger consideration. Please clarify
      how these historical market prices were considered and how they impacted the
      recommendation to approve the merger.

25.   In the first bullet point on page 26, you disclose that you considered the merger
      consideration as adjusted for the time value of money. Please disclose the reason for this
      adjustment, including the assumptions made.

26.   Refer to the second bullet point on page 26. You state that the special committee
      determined that "$5.80 per share of Company common stock was the highest price that
      the buyer group would agree to pay" and that it based its fairness determination upon the
      "duration and tenor of negotiations." These statements are not supported by your
      description of the negotiations during which the special committee asked once for an
      increase in the offer price to $5.80 per share and the buyer group agreed at once, without

any further discussion. Please revise here or in the "Background" section of your proxy statement.

27.   You do not appear to provide a discussion of whether the consideration offered to unaffiliated stockholders constitutes fair value in relation to net book value, going concern value, and liquidation value. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination. The factors should be discussed in reasonable detail, or the filing person should explain in detail why such factors were not deemed material or relevant. Please refer to questions 20 and 21 of SEC Release No. 34-17719 (April 13, 1981) and revise.

28.   We note that the special committee and the board considered the William Blair presentation and opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the special committee and the board adopted William Blair's analyses as their own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014(b) of Regulation M-A.

29.   To the extent the special committee and the board adopted William Blair's analysis as their own, please address how any filing person relying on the William Blair opinion was able to reach the fairness determination as to unaffiliated stockholders given that the opinion addresses fairness with respect to stockholders other than excluded holders, which includes the Parent, Merger Sub and their Affiliates and the Rollover Holders, rather than all unaffiliated stockholders.

30.   Please refer to the second "negative" bullet point on page 28. Revise your disclosure to explain why the special committee believed that potential acquirors may be discouraged from bidding for the company given Mr. Xia's unwillingness to sell his stake in the company. We note that Mr. Xia's ownership was well below a majority of the shares.

Opinion of William Blair, Financial Advisor to the Special Committee

Selected Public Company Analysis, page 31

31.   Please disclose how you applied the selection criteria that you mention in the first paragraph.

32.   Please disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose: (i) the enterprise values, LTM revenue, LTM EBITDA, and calendar year estimates of revenue and EBITDA for 2012 and 2013, stock price and earnings per share for each comparable company that is the basis for the multiples disclosed on page 32 with respect

to the Selected Public Company analysis, (ii) the enterprise value, LTM revenue and LTM EBITDA from each transaction that resulted in the multiples disclosed on page 33 with respect to the Selected Transactions analysis, and (iii) the company's forecasts that were used in conducting the Discounted Cash Flow and Leveraged Buyout analyses (or cross-references to those forecasts).

Selected Transactions Analysis, page 33

33.   Refer to the second sentence in this section. Please disclose all factors used and how they were applied to determine the companies included in the Selected Transactions Analysis.

Discounted Cash Flow Analysis, page 34

34.   It is unclear how William Blair arrived at the range of 5.0x to 7.0x given that the multiples on page 33 range from 3.7x to 16.0x (and include a "not measurable" multiple). Please revise to explain.

Premium Paid Analysis, page 34

35.   You disclose in this section that transaction values ranged from $100 to $500 million. Please explain in your disclosure why these transactions are comparable given that the transaction value as disclosed in the facing page of the Schedule 14A is $76,745,899.

Purposes and Reasons of the Buyer Group for the Merger, page 36

36.   You disclose in the first sentence that each member of the buyer group "may be deemed" to be an affiliate of the company. The identification of a filing person on the Schedule 13E-3 renders this disclaimer inappropriate. Please disclose that the filing persons "are" deemed to be engaged in a going private transaction and "are" deemed to be affiliates of the company. Make a similar revision in the first sentence of the last paragraph on page 36.

Positions of the Buyer Group Regarding the Fairness of the Merger, page 36

37.   We note that the Buyer Group did not appear to consider any negative factors in reaching its fairness determination. If true, please state so.

Certain Effects of the Merger, page 40

38.   In your disclosure, you indicate that the table on page 41 includes beneficial ownership. Please tell us why Mr. Xia is not deemed to beneficially own the shares held by Karmen, as you disclose in footnote (1) to the table.

Prospective Financial Information, page 42

39.   Please disclose all the projections provided to William Blair and the buyer group, rather than a summary, as you indicate in the first sentence of the second paragraph. In your revised disclosure, ensure that you include the working capital forecasts that you refer to in the paragraph immediately below the table at the top of page 43.

40.   Please disclose the approximate date on which the forecasts were last updated by management, and the key business and economic assumptions underlying the forecasts. Also, indicate what role, if any, any filing person played in formulating these forecasts.

Interests of the Company's Directors and Officers in the Merger, page 47

41.   Please quantify and disclose in tabular format the cash amounts to be received by each director and executive officer as a result of the merger, including the number and value of any vested and unvested options and warrants that they hold.

Material United States Federal Income Tax Consequences, page 50

42.   Please include a discussion of the federal tax consequences of this transaction on the subject company and the other Rule 13e-3 filing persons. Refer to Item 1013(d) of Regulation M-A.

Material PRC Tax Consequences, page 52

43.   You disclose that you do not believe that you should be considered a PRC resident enterprise. Please disclose why you believe there is reasonable uncertainty regarding your status given the definition of "resident enterprise."

Litigation Relating to the Merger, page 53

44.   In the first bullet point, it is unclear what the plaintiff seeks under part (iii) of the last sentence. Please clarify and, if necessary, explain its effect. In addition, disclose the current status of each proceeding in this section.

Proposal One—Approval of the Merger Agreement

The Merger Agreement

Explanatory Note Regarding the Merger Agreement, page 58

45.   In the penultimate sentence of this paragraph, you state that the representations and warranties in the merger agreement "in some cases were qualified by disclosures that were made by each party to the other, which disclosures are not reflected in the Merger

Agreement." Please tell us whether such omitted information is material, and if material, confirm that you have disclosed it in the proxy statement. For guidance, refer to SEC Release No. 34-51283 (March 1, 2005).

46. We note the disclaimer in the last sentence of this section. Please confirm your understanding that you are responsible for considering whether additional specific disclosures of information regarding contractual provisions are required to make the disclosure in the proxy statement not misleading. For guidance, refer to SEC Release No. 34-51283 (March 1, 2005).

Treatment of Common Stock, Company Options and Warrants, page 59

47. Please disclose the nature of the restrictions on the cash awards that you mention in the third paragraph in this section.

Common Stock Ownership of Management and Certain Beneficial Owners, page 72

48. In footnotes (3) and (4) on page 74 you disclose that Messrs. Xia and Yang "may be deemed" beneficial owners. Please revise to remove any uncertainty regarding the beneficial ownership of the securities in your table.

Common Stock Transaction Information, page 75

49. You state in the first paragraph that there were no underwritten public offerings for cash during the past three years that were registered under the Securities Act. In this regard, we note that a Registration Statement on Form S-3 was declared effective on November 16, 2009 and a Prospectus Supplement under Securities Act Rule 424 was filed on February 23, 2010. Please provide the information required by Regulation M-A Item 1002(e) or advise.

Selected Financial Information

Selected Historical Financial Information, page 76

50. We note that you are incorporating financial statements by reference and therefore rely on Instruction 1 to Item 13 of Schedule 13E-3 by disclosing summarized financial information. Please disclose all the information required by Item 1010(c) of Regulation M-A, including current and noncurrent assets.

51. Please clarify whether the basic and diluted earnings per share computations disclosed in the table relate to continuing operations and ensure that you provide income per common share from continuing operations and net income per share, as required by Item 1010(c)(2) and (3) of Regulation M-A.

Other Matters

Submission of Stockholder Proposals, page 78

52.   Please disclose the dates required by Exchange Act Rule 14a-5(e).

Where You Can Find More Information, page 122

53.   You state in the fourth paragraph of this section that you are incorporating documents by reference filed "after the date of this proxy and before the date of the special meeting." Exchange Act Rule 13e-3 and Schedule 13E-3 do not permit general "forward incorporation" of documents to be filed in the future. Please amend your document to specifically list any such filings.

Form of Proxy Card

54.   Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

55.   Please note that you must indicate in bold how you intend to vote the shares where a choice is not specified and you retain discretionary authority to vote those shares. Please refer to Exchange Act Rule 14a-4 and revise accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gabriel Eckstein at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3619 with any questions.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
    Louis A. Bevilacqua, Esq.
    Pillsbury Winthrop Shaw Pittman LLP